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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 28 2004

SEC FILE NUMBER
8- 40791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerWest

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 West Bellevue Drive, #201
(No. and Street)

Pasadena, CA 91105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Bershatsky 626 568-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LA CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ira Bershatsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerWest, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KENNETH DAVID BAUCHMAN
Commission # 1422657
Notary Public - California
Los Angeles County
My Comm. Expires Jun 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2004

BROKERWEST
80 West Bellevue Drive, #201
Pasadena, CA 91105

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
BrokerWest
Pasadena, CA

I have audited the accompanying statement of financial condition of BrokerWest as of March 31, 2004 and related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of BrokerWest Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of BrokerWest as of March 31, 2004 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that BrokerWest will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because of its Net Capital deficiency. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg, CPA
Los Angeles, California
May 17, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

BROKERWEST
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Cash		
Checking		$ 2,035
TOTAL ASSETS		$ 2,035

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 800
Due to officer		5,010
TOTAL LIABILITIES		5,810
STOCKHOLDER'S' EQUITY		
Common stock ($0 par value, 20,000 shares authorized and issued; 14,400 shares outstanding - $10 stated value)	$ 144,000	
Paid-in capital	45,111	
Retained earnings	(192,886)	(3,775)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 2,035

See Accompanying Notes to Financial Statements

BROKERWEST
STATEMENT OF LOSS
FOR THE YEAR ENDED MARCH 31, 2004

REVENUES	
Fees and other income	965
TOTAL REVENUES	965
OPERATING EXPENSES - see page 8	14,615
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(13,650)
INCOME TAX PROVISION	800
NET LOSS	$ (14,450)

See Accompanying Notes to Financial Statements

BROKERWEST

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2004

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, March 31, 2003	14,400	$ 144,000	$ 45,111	$ (178,436)	$ 10,675
Capital Contribution					0
Net Loss				(14,450)	(14,450)
Balance, March 31, 2004	14,400	$ 144,000	$ 45,111	$ (192,886)	$ (3,775)

See Accompanying Notes to Financial Statements

BROKERWEST
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

Cash Flows from Operating Activities:		
Net income (loss)	$	(14,450)
Changes in operating assets and liabilities:		
Due to and from officer		9,422
Deposits		300
Accounts payable and accrued expenses		(4,062)
Net cash used in operating activities		(8,790)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Contribution of capital		0
Net deccrease in cash		(8,790)
Cash at beginning of year		10,825
Cash at end of year	$	2,035

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

BROKERWEST
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE 1 - ORGANIZATION

Nature of Business
BrokerWest (the Company), a California Corporation, was incorporated on January 13, 1989 to provide securities brokerage and related services as set forth by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The Company operates pursuant to the rules of the Securities and Exchange Commission and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result, the Company is exempt from certain provisions and requirements of the Securities and Exchange Commission. The Company was granted registration with NASD April 5, 1989.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Net Capital Violation - The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped doing business. Management is currently evaluating the future course of business for the Company.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends March 31. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 as defined under such provisions. See page 9.

In accordance with SEC Rule 17a -11, the company is required to send same day telegraphic notice to the SEC and NASD if at any time its net capital falls below its minimum requirement. Additionally, the Rule requires the company to notify the SEC and NASD within 24 hours if its net capital level is less than 120 percent of its net capital requirement.

NOTE 3 - NET CAPITAL REQUIREMENT (continued)

On May 13, 2003, the Company notified the NASD that certain violations existed between mid-November 2002 and March 31, 2004. The Company is in the process of analyzing the capital contribution required to bring the net capital above the 120 percent of its net capital requirement. See Note 5, Subsequent Events.

NOTE 4 - EXEMPTION FROM THE SEC RULE 15C-3-3

BrokerWest is an introducing broker-dealer that clears, in the normal course of business, all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company The clearing company carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by the clearing broker or dealer.

Therefore, BrokerWest. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection - Reserves and Custody of Security under Rule 15c-3-3 paragraph K 2 ii.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - SUBSEQUENT EVENT

The Company is currently in violation of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 as defined under such provisions. It appears that the Company is currently below this minimum net capital requirement and has temporarily stopped doing business until the additional capital contribution is made.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

BrokerWest
Pasadena, CA

My report on my audit of the basic financial statements of BrokerWest for March 31, 2004 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
May 17, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

BROKERWEST
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED MARCH 31, 2004

OPERATING EXPENSES

Consulting	$	500
Fees and assessments		1,575
Office, rent, telephone		5,678
Professional services		5,051
All other		1,811
TOTAL OPERATING EXPENSES	$	14,615

See Accompanying Notes to Financial Statements

BROKERWEST
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2004

COMPUTATION OF NET CAPITAL	
Total ownership deficit from statement of financial condition	$ (3,775)
Non allowable assets	0
NET CAPITAL DEFICIT	$ (3,775)
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 387
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
NET CAPITAL DEFICIT	$ (8,775)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (4,356)
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 5,810
Percentage of aggregate indebtedness to net capital	-154%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 1,764
VARIANCE :	
Accrued liabilities	(5,539)
NET CAPITAL PER AUDITED REPORT	$ (3,775)

NON-ALLOWABLE ASSETS - NONE

See Accompanying Notes to Financial Statements

PART II

BROKERWEST

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2004

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
BrokerWest
Pasadena, California

In planning and performing my audit of the financial statements of BrokerWest. (hereafter referred to as the "Company") for the year ended March 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
BrokerWest
Pasadena, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March 31, 2004 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

However, it did come to my attention that the Company did not accrue all liabilities and thereby causing the books and records to be incomplete. In accordance with SEC Rule 17a-11, the Company is required to send same day telegraphic notice to the SEC and NASD if at any time its net capital falls below its minimum requirement. Additionally, the Rule requires the Company to notify the SEC and NASD within 24 hours if its net capital is less than 120 percent of its net capital requirement, books and records are not current or aggregate indebtedness exceeds 1200 percent of its net capital. The Company notified the SEC and NASD in accordance with SEC Rule 17a-11 and the books were updated for the year ending March 31, 2004. The Company is currently reviewing how much capital contribution is necessary to bring the net capital up to the required amount.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

Board of Directors
BrokerWest
Pasadena, California

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
May 17, 2004